Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Six Months Ended June 30, 2016
Income before unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$239,998
Interest expense
Senior notes payable and other debt	206,938
Distributions from unconsolidated entities	3,873
Earnings	$450,809
Interest
Senior notes payable and other debt expense	$206,938
Interest capitalized	911
Fixed charges	$207,849

Ratio of Earnings to Fixed Charges	2.17